NO ACT

P.E.
03/16/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2016

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public Availability: 3-16-16

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Time Warner Inc.

Dear Ms. Zyskowski:

This is in regard to your letter dated March 16, 2016 concerning the shareholder proposal submitted by Trinity Health; the Benedictine Sisters of Mount St. Scholastica; the Sisters of St. Francis of Philadelphia; Boston Common Asset Management, LLC; Mercy Investment Services, Inc.; and Calvert Investments, Inc. on behalf of the Calvert U.S. Large Cap Core Responsible Index Fund and the Calvert VP S&P 500 Index Portfolio for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Time Warner therefore withdraws its February 9, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Catherine Rowan
Trinity Health
rowan@bestweb.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

March 16, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Shareholder Proposal of Trinity Health, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated February 9, 2016, we requested that the staff of the Division of Corporation Finance concur that our client, Time Warner Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") received from Trinity Health, the Benedictine Sisters of Mount St. Scholastica, the Sisters of St. Francis of Philadelphia, Boston Common Asset Management, LLC, Mercy Investment Services, Inc., the Calvert U.S. Large Cap Core Responsible Index Fund and the Calvert VP S&P 500 Index Portfolio (collectively, the "Proponents").

Enclosed as Exhibit A is a letter dated March 16, 2016 from Catherine Rowan, a representative of Trinity Health, withdrawing the Proposal on behalf of the Proponents, as well as correspondence from Lauren Compere, a representative of Boston Common Asset Management, LLC, and Tom McCaney, a representative of the Sisters of St. Francis of Philadelphia, confirming that Trinity Health is authorized to withdraw the Proposal on their behalf. In reliance on this correspondence, we hereby withdraw the February 9, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's Deputy General Counsel, at

(212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,

Lori Zyskowski

Enclosure

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
Catherine M. Rowan, Trinity Health
Rose Marie Stallbaumer, OSB, the Benedictine Sisters of Mount St. Scholastica
Tom McCaney, the Sisters of St. Francis of Philadelphia
Lauren Compere, Boston Common Asset Management, LLC
Donna Meyer, Mercy Investment Services, Inc.
Reed Montague, Calvert Investment Management, Inc.

102087410.1

EXHIBIT A

Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

March 16, 2016

Robert K. Kane
Assistant General Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

VIA E-MAIL <bob.kane@timewarner.com>

Dear Bob,

In light of the upcoming shareholder dialogue with representatives of Time Warner, Turner and Warner Brothers, I am authorized by Trinity Health and the other filers to withdraw the shareholder proposal, "Fostering Healthy Nutrition for Children" for inclusion in the 2016 proxy statement for consideration of the shareholders.

Sincerely,

Cathy

Catherine Rowan

From: **Lauren Compere** LCompere@bostoncommonasset.com
Subject: RE: need ng your author zat on to w thdraw the T me Warner etter
Date: March 14, 2016 at 5:05 PM
To: Cathy Rowan rowan@bestweb.net, Tom McCaney Tmccaney@osfph a.org

I author ze you to w thdraw on our beha f.

Lauren Compere

Sen via he Samsung GALAXY S® 5 an AT&T 4G LTE smar phone

-------- Or g na message --------
From: Cathy Rowan <rowan@bestweb.net>
Date: 03/14/2016 3:13 PM (GMT-05:00)
To: Lauren Compere <LCompere@bostoncommonasset.com>, Tom McCaney <Tmccaney@osfph a.org>
Subject: need ng your author zat on to w thdraw the T me Warner etter

H Lauren and Tom,

Cou d you each p ease send me a short ema say ng that you author ze me to w thdraw the reso ut on on beha f of your organ zat ons?

Thanks!

Cathy

Cather ne Rowan
D rector, Soc a y Respons b e Investments
Tr n ty Hea th
766 Brady Ave. Apt. 635
Bronx, NY 10462
ph 718-822-0820
fax 718-504-4787
rowan@bestweb.net

NOTICE: A ema sent to or from the Boston Common Asset Management, LLC ema system may be reta ned, mon tored, and/or rev ewed by BCAM personne . The contents of th s ema and any attachments, wh ch are be ng sent by Boston Common Asset Management, are confident a . Unauthor zed d ssem nat on, copy ng, or other use thereof s str ct y proh b ted. If you have rece ved th s ema n error, p ease not fy the sender by return ema or ca 617-720-5557 and destroy a cop es of the message and any attachments

From: **Thomas McCaney** tmccaney@osfph a.org
Subject: T me Warner shareho der reso ut on
Date: March 14, 2016 at 3:24 PM
To: Cathy Rowan rowan@bestweb.net

Hi Cathy,

Please accept this email as authorization from the Sisters of St. Francis of Philadelphia to withdraw the resolution with Time Warner on fostering healthy nutrition for children.

Sincerely,

Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7764

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

Client: 92415-00001

February 9, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Shareholder Proposal of Trinity Health, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") received from Trinity Health, the Benedictine Sisters of Mount St. Scholastica, the Sisters of St. Francis of Philadelphia, Boston Common Asset Management, LLC, Mercy Investment Services, Inc., the Calvert U.S. Large Cap Core Responsible Index Fund and the Calvert VP S&P 500 Index Portfolio (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> RESOLVED: Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Matters Relating To The Company's Ordinary Business Operations.

A. Background.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day

basis" that they could not be subject to direct shareholder oversight. *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations on two grounds.

First, the Proposal relates to the nature, presentation, content, sale and distribution of the Company's entertainment products. The Company is a global leader in media and entertainment with businesses in television networks and film and TV entertainment. It uses its industry-leading scale and brands to create, package and distribute high-quality motion pictures, television programming and videogames through licensing and sales worldwide on a multi-platform basis. The Company seeks to maximize the value of its leading portfolio of intellectual property, which includes some of the world's most recognizable film franchises, television programming, brands and characters, across all its businesses. The Company's brands include the film studios Warner Bros. and New Line Cinema; television networks, including HBO, Cinemax, CNN, TBS, TNT, truTV, Cartoon Network, and Adult Swim; and other properties, including Turner Sports, Bleacher Report, DC Entertainment, DC Comics, Vertigo and MAD Magazine, as well as Looney Tunes and Hanna-Barbera. Its well-known characters include Batman, Bugs Bunny, the Flash, Green Arrow, Scooby-Doo, Supergirl, Superman, Tom and Jerry and Wonder Woman, among many others. The Company's feature film and television franchises include films such as the *Batman* series, the *Harry Potter* series and the *Hobbit* and *Lord of the Rings* trilogies and television programs such as *The Big Bang Theory*, *Friends*, *Game of Thrones* and *The Sopranos*.

Second, the Proposal may be omitted because it relates to the manner in which the Company markets, promotes and advertises its products. In addition to generating revenues directly from the licensing, distribution and sale of its intellectual property, the Company seeks to maximize the value of its intellectual property and support and extend its motion picture and television franchises by licensing the rights to use the Company's brands and the characters, names,

likenesses, logos and other representations from the Company's motion pictures, television programming and videogames to licensees that manufacture and sell a wide variety of consumer products. The Company licenses these rights to third parties not only to generate revenues, but also to promote, market and advertise the underlying content (*e.g.*, motion pictures, television shows, videogames, and comic books). For example, licenses to manufacture and sell Batman action figures, toy batmobiles, clothing and books generate direct revenue, while also helping promote the Company's television program *Gotham*, its videogames series based on the *Batman* storyline, and its upcoming feature film *Batman v Superman: Dawn of Justice*. Similarly, licensing the rights to a third party for the Wizarding World of Harry Potter theme parks in Florida and Japan, as well as planned theme parks in California and China, supports the ongoing value of the television and home entertainment rights of the *Harry Potter* movies and the upcoming feature film *Fantastic Beasts and Where to Find Them*, which is based on the world of Harry Potter from J.K. Rowling.

B. The Proposal Relates To The Nature, Presentation, Content, Sale And Distribution Of The Company's Entertainment Products.

The Proposal seeks to influence the nature, presentation, content, sale and distribution of the Company's entertainment products, which the Staff previously has found are matters of "ordinary business" under Rule 14a-8(i)(7). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

The Staff consistently has recognized that proposals relating to the nature, presentation and content of a company's products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *Gannett Co. Inc.* (avail. Mar. 18, 1993), the Staff concurred with the exclusion of a proposal under the predecessor to Rule 14a-8(i)(7) requesting that the company, a newspaper and billboard company, prepare a report on its practices with respect to cigarette advertisements. The Staff concurred that the proposal was excludable as relating to "the nature, presentation and content of news and advertising." *See also The Walt Disney Co.* (avail. Nov. 30, 2007) ("*Walt Disney 2007*") (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested a report on the company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products); *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal requesting that the company report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming); *Time Warner Inc.* (avail. Jan. 21, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested a report on the impact on adolescent health arising from their exposure to smoking in movies or other company programming that the company released or distributed); *The Walt Disney Co.* (avail. Nov. 9, 2004) (granting no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal

requesting that the company eliminate "liberal bias" in its news broadcasts and political-content films, on the basis that the proposal related to "Disney's ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production)").

The Staff also consistently has recognized that proposals concerning the sale of particular products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to "the sale and display of a particular product and the nature, content and presentation of programming"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

In addition, the Staff has consistently permitted exclusion of proposals aimed at altering only a certain aspect of an existing product or service. *See, e.g., General Mills, Inc.* (avail. July 2, 2010) (proposal requesting limits on the use of salt and other sodium compounds in the company's food products excludable as relating to the selection of particular ingredients in the company's products); *International Business Machines Corp.* (avail. Jan. 22, 2009) (proposal

requesting that the company offer more of its software products in "open source" formats excludable as relating to the design, development and licensing of software products); *BellSouth Corp.* (avail. Jan. 25, 1999) (proposal seeking to amend the terms and prices in cellular phone service contracts for existing customers excludable as relating to product terms and prices).

Finally, the Staff recently concurred with the exclusion of a proposal substantially similar to the Proposal. Specifically, in *Viacom Inc.* (avail. Dec. 18, 2015), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that requested that the board issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to childhood obesity, diet-related diseases and other impacts on children's health. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) because it related to "decisions regarding . . . the licensing of [the company's] intellectual property" and also sought to limit or interfere with the sale of the company's advertising services. The company further argued that decisions regarding both the licensing of its intellectual property and also the sale of its advertising services were essential business matters for the company that involve close and complex analysis and business decision-making of the company's management on a routine and daily basis.

Like the proposal requesting a report on the company's policy responses regarding linkages of food and beverage advertising to impacts on children's health in *Viacom*, the Proposal squarely targets the sale and licensing of the Company's intellectual property in connection with an essential business matter for the Company involving close and complex analysis and business decision-making of the Company's management on a routine and daily basis. In addition, like the proposals regarding the presentation, content, sale and distribution of the products and advertisements in *Viacom*, *Walt Disney 2007* and *Time Warner*, the Proposal seeks to interfere with the manner in which the Company's characters and brands are licensed, presented and distributed. Finally, like the proposal regarding lending products and services in *Wells Fargo*, solar products in *Pepco Holdings* and products that are produced locally or in the United States in the *Wal-Mart* letters cited above, the Proposal addresses decisions concerning the entertainment products (*e.g.*, films, television shows, videogames) offered for sale and licensing by the Company to third parties. While licensing the use of intellectual property is not a lending service or a solar product as in *Wells Fargo* or *Pepco Holdings*, respectively, the intellectual property rights associated with a recognizable character or brand are valuable assets of an entertainment company such as the Company, and licensing the use of such intellectual property constitutes a significant entertainment product from which the Company derives revenues.

Decisions concerning licensees, presentation, content, sale and distribution of the Company's entertainment products are complex and relate to core critical operating functions of the Company's operations concerning its brands and characters. These decisions involve multiple

complicated and interrelated legal, business and cultural considerations. Such matters are quintessentially the type of ordinary business judgments that are fundamental to management's ability to manage the operations of the Company, and should rest with management. The limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of a company. By calling for a report on the Company's policy responses to public health concerns regarding the use of its licensed characters, the Proposal seeks to subject these ordinary business decisions to shareholder oversight. As discussed above, the Staff has determined that where a shareholder proposal requests the dissemination of a report, it is the underlying subject matter of the report that is to be considered in determining whether the report involves a matter of ordinary business. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Accordingly, because the Proposal relates to decisions concerning the nature, presentation, content, sale and distribution of the Company's entertainment products, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. The Proposal Relates To The Manner In Which The Company Markets, Promotes And Advertises Its Products.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company markets and advertises its entertainment products—namely, its motion pictures, television programming and videogames.

The Staff has held that management decisions relating to marketing are under the general umbrella of strategic business decisions that are excludable under Rule 14a-8(i)(7). For instance, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff considered a proposal that sought a report on how the company "will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." The company argued that the proposal relates directly to how it makes "strategic decisions concerning its marketing efforts," which is a routine part of the company's "ordinary business." The Staff concurred, granting no-action relief on the basis that the proposal related to Johnson & Johnson's "ordinary business operations (*i.e.*, marketing and public relations)." *See also WellPoint, Inc.* (avail. Feb. 25, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on how the company will respond to regulatory, legislative, and public pressures to ensure affordable health care coverage where the company argued that the proposal "implicate[s] the [c]ompany's oversight and management of its administrative costs, including marketing costs"); *The Coca-Cola Co.* (avail. Jan. 21, 2009, *recon. denied* Apr. 21, 2009) (granting the company's no-action request concerning a proposal that related to the modification of the company's labels, packaging, and marketing materials because it related to the company's "ordinary business operations *(i.e.*, marketing and consumer relations)"); *International Business Machines Corp.*

(avail. Dec. 22, 1997) (concurring with the exclusion of a proposal that sought the enactment of "a policy to give IBM a viable respectable position in the home and small office software market" as relating to the company's "ordinary business operations (*i.e.*, product marketing)").

In addition, the Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices. The allocation of marketing and advertising resources to best promote a company's products is a key management function, especially for entertainment and media companies, which use their brands and characters to market, promote and advertise their motion pictures, television programming and videogames. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g.*, *FedEx Corp.* (avail. July 11, 2014) (concurring with the exclusion of a proposal relating to the company's sponsorship of the Washington, DC NFL franchise team given controversy over the team's name)*; PepsiCo, Inc.* (avail. Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste); *PG&E Corp.* (avail. Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources); *Johnson & Johnson* (avail. Jan. 12, 2004) (proposal asking the board of directors to "review pricing and marketing policies" and issue a report disclosing how the company intends to respond to public pressure to reduce prescription drug pricing was excludable because it concerned the company's marketing and public relations); *Federated Department Stores, Inc.* (avail. Mar. 27, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships and promotions); *Tootsie Roll Industries, Inc.* (avail. Jan. 31, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions).

The Company has a significant interest in maximizing the value of its leading portfolio of brands and characters, including through the sale, distribution and licensing of television programming, motion pictures, videogames, and consumer products. A principal reason for licensing the Company's brands and the characters, names, likenesses, logos and other representations from the Company's motion pictures, television programming and videogames is to market, promote and advertise the Company and its content, including motion pictures, television programming and videogames, across multiple platforms.

By requesting a report on the Company's responses regarding the use of the Company's licensed characters and their possible link to childhood obesity, diet-related diseases and other impacts on children's health, the Proposal relates to fundamental aspects of management's ability to run the

Company on a day-to-day basis—namely, the Company's decisions on marketing strategy and the licensing of the rights to use its brands and the characters, names, likenesses, logos and other representations from the Company's motion pictures, television programming and videogames. Determining which licensees to pursue and characters and brands to license, negotiating agreements with thousands of licensees, and evaluating the commercial reception and business and reputational impact of the marketing of licensed characters and brands are complex business matters that involve multiple parties both within and outside the Company and are directly related to the Company's ordinary business operations. The Company engages with, among others, manufacturers, producers, publishers, theme park operators and retailers throughout the world, who design, develop, publish, produce, promote, manufacture, package, merchandise, distribute and sell a wide variety of consumer products.

Requesting a report would require the Company to explain its marketing decisions, discuss how it should best spend its resources to market, promote and advertise its licensed characters, brands and established franchises, and justify the Company's business decisions. In addition, the nature of the report sought assumes that the Company should defend the manner in which the Company has decided to market, promote and advertise its portfolio of characters and brands through the use of license agreements. Accordingly, because the Proposal relates to the manner in which the Company markets, promotes and advertises its entertainment products, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

D. The Proposal Does Not Raise A Significant Policy Issue That Transcends The Day-To-Day Business Of The Company.

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. In addition, the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, when a proposal does not have a sufficient nexus to a company's business, the Staff has concurred that the proposal is excludable under Rule 14a-8(i)(7) even if it touches upon a significant policy issue.

With its references to "food and beverage marketing [as] a major factor negatively influencing the diets and health of children and youth" and "the use of licensed characters to advertise junk food to children," the Proposal relates to the impact on children's health of food and beverage advertising, which does not raise significant policy issues that transcend the Company's day-to-day business of producing, acquiring and distributing motion pictures, television programming,

videogames and other entertainment content. *See, e.g., Viacom Inc.* (avail. Dec. 18, 2015) (finding that a request that the company issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to impacts on children's health did not involve significant social policy issues, despite the proponent's assertion that the company, by virtue of licensing popular characters to manufacturers of certain food products, was in a position similar to the food manufacturers); *Gannett Co. Inc.* (avail. Mar. 18, 1993) (finding that a request that a company publish a report on how tobacco advertising was perceived by its customers did not involve significant social policy issues where the company was a media company and not a cigarette manufacturer).

Similar to the reports requested of the companies in *Viacom* and *Gannett*, the Proposal requests a report on the negative implications of food and beverage advertisement, which does not, in this case, involve significant social policy issues because the Company is a media company and not a food and beverage producer, distributor or seller. Indeed, the Company generates three primary categories of revenues: (i) content revenues (approximately 45% of the Company's revenues for 2014) from the licensing, sale and distribution of its motion pictures, television programming, videogames and comics, (ii) subscription revenues (approximately 36% of the Company's revenues for 2014) from distributors such as cable systems, satellite companies and telephone companies that distribute television networks, and (iii) advertising revenues (approximately 16% of the Company's revenue for 2014) from the sale of advertising on the Company's networks and websites or websites operated for others. Revenues from the licensing of the rights to use the Company's brands and the characters are included in content revenues. For 2014, these revenues represented a small portion of the Company's total content revenues. For example, in 2014, the Company's Warner Bros. segment, which generates more revenues from consumer products than the Company's other two segments, derived approximately 5% of its total revenues from consumer products and other.

The Proposal mentions the use of the Company's licensed characters in connection with Fruity and Cocoa Pebbles cereals (a product manufactured by Post Foods) and lollipops and other candies featuring the image of Scooby-Doo (products manufactured by World Confections and others); however, the Company's character and brand licensing business does not put the Company in a position similar to Post Foods or World Confections. Unlike Post Foods and World Confections, the Company is not in the business of manufacturing, producing, distributing or selling food products, and thus there is not a sufficient nexus between the nature of the Proposal and the Company's day-to-day business of producing, acquiring and distributing motion pictures, television programming, videogames and other entertainment content. The Staff has not previously applied this social policy exception to advertising-related proposals submitted to companies that, like the Company, do not manufacture the advertised products. In this respect, the Proposal is distinguishable from an instance where the Staff has been unable to

concur with the exclusion of a proposal seeking information regarding the risks to children's health of fast food consumption which was submitted to a company that *produced and sold* fast food. *See, e.g., McDonald's Corp.* (avail. Mar. 14, 2012). Accordingly, because the Proposal does not raise a significant policy issue with respect to the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's Deputy General Counsel, at (212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
Catherine M. Rowan, Trinity Health
Rose Marie Stallbaumer, OSB, the Benedictine Sisters of Mount St. Scholastica
Tom McCaney, the Sisters of St. Francis of Philadelphia
Lauren Compere, Boston Common Asset Management, LLC
Donna Meyer, Mercy Investment Services, Inc.
Reed Montague, Calvert Investment Management, Inc.

EXHIBIT A

Trinity Health

Catherine M. Rowan

FISMA & OMB Memorandum M-07-16

December 18, 2015

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As you know, we along with other members of the Interfaith Center on Corporate Responsibility have expressed concerns regarding our Company's responsibility to address its potential public health impacts.

Trinity Health is the beneficial owner of over $2,000 worth of Time Warner, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other shareholders will be filing this proposal as well.

I hope that we can find a mutually beneficial way of resolving the issues addressed in our proposal, which would lead us to withdraw the enclosed resolution.

Sincerely,

Catherine Rowan

Catherine Rowan

enc

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's *Recommendations for Food Marketing to Children* stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in *Pediatrics* found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to *Forbes*, Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

December 18, 2015

Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 18, 2015, Northern Trust as custodian held for the beneficial interest of Trinity Health 11,665 shares of Time Warner, Inc..

As of December 18th, 2015 Trinity Health has held at least $2,000 worth of Time Warner, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2016.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Joanne Meulendyke

Joanne Meulendyke
Second Vice President
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

NTAC:2SE-18

Mount St. Scholastica
BENEDICTINE SISTERS

December 21, 2015

Mr. Paul Washington
General Counsel and Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Sent by Fax: 212-484-7174

Dear Mr.Washington:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Fostering Healthy Nutrition for Children. In brief, the proposal states

RESOLVED: Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns (such as childhood obesity and diet-related diseases) regarding the use of licensed characters. Such a report could include recommendations to address these concerns.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trinity Health. I submit it for inclusion in the 2016 proxy statement for consideration and action by the shareholders at the 2016 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 77 shares of Time Warner Inc..

We have been a continuous shareholder for one year of $2,000 in market value of Time Warner Inc. stock and will continue to hold at least $2,000 of Time Warner Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Trinity Health the lead filer of this resolution and as so, is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note the contact person for this resolution/proposal will be Cathy Rowan of Trinity Health who can be reached at 718-822-0820 or at ***FISMA & OMB Memorandum M-07-16 As a co-filer, we request direct communication from the company and to be listed in the proxy.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

801 SOUTH 8TH STREET • ATCHISON, KS 66002 • 913.360.6200 • FAX 913.360.6190
www.mountosb.org

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's Recommendations for Food Marketing to Children stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in Pediatrics found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to Forbes, Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns (such as childhood obesity and diet-related diseases) regarding the use of licensed characters. Such a report could include recommendations to address these concerns.

Merrill Lynch
Bank of America Corporation

FACSIMILE COVER SHEET

TO: Paul Washington
PHONE:
FAX: 12124847174

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Mon Dec 21 17:00:42 EST 2015
PHONE: 316-631-3513
FAX: 13166654912

No. of Page(s) (including this page): 4

Subject: Fax From jody_a_herbert@ml.com

Opt-out instructions
This fax may contain promotional materials from Bank of America or one of our affiliate companies. You may choose not to receive future faxes that contain promotional materials by: Faxing: 1.804.627.7042 or Calling: 1-888-341-5000 or by mail to Bank of America CDM VA2-100-04-32 PO Box 27025 Richmond VA 23286-9085.

Important: You must inform the bank of the specific fax number(s) to which the fax opt-out request will apply.
As required by Federal law we will honor your opt-out request within 30 days.

Please note: You may still continue to receive fax communications from your assigned account representative, such as your financial advisor to address your financial needs.

thank you, Jody Herbert, Merrill Lynch, 316-631-3513

Jody Herbert
Client Associate
Merrill Lynch
2959 N. Rock Rd., Suite 200
Wichita, KS 67226
316 631 3513

Merrill Lynch
Bank of America Corporation

December 21, 2015

Paul F Washington
General Counsel and Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

FAX: 212-484-7174

RE: Co-filling of shareholders resolution: Fostering Healthy Nutrition for Children

FAO: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Washington,

As of December 21, 2015 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 77 shares of Time Warner Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert, Client Associate
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers between retirement** accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management Services Mail Code: FL9-801-01-02 4802 Deer Lake Drive East Jacksonville, FL 32246-6484 Do not send physical certificates to this address
All DTC Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTCC NYW Broker 161 MLPFS 570 Washington Boulevard Jersey City, NJ 07310 Attn: Central Delivery 1st floor
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N *** FISMA & OMB Memorandum M-07-16 *** Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8 digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 1500 Merrill Lynch Drive Mail Code NJ2-150-02-40 Pennington, NJ 08534

From: Stallbaumer, Rose Marie [mailto:rosemarie@mountosb.org]
Sent: Tuesday, January 05, 2016 1:21 PM
To: Kane, Bob
Subject: Fostering Healthy Nutrition for Children resolution

Mr. Kane:
My apologies for sending the wrong version of the Fostering Healthy Nutrition for Children shareholder resolution. I am attaching the final version which I had intended to send and that should match the resolution received from other shareholders.
Sorry for the inconvenience this caused.

Rose Marie Stallbaumer, OSB
Mount St Scholastica Treasurer
801 South 8th
Atchison, KS 66002
913-360-6204

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's *Recommendations for Food Marketing to Children* stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in *Pediatrics* found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to *Forbes,* Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

12/22/15 - Lisa Q

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 21, 2015

Jeffrey L. Bewkes
Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Time Warner for several years. We ask the company to assess the risk presented by licensing characters for use in promoting unhealthy food products.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the primary filer and contact person for this resolution will be: Catherine Rowan. Her number is ***FISMA & OMB Memorandum M-07-16*** and her email address is
FISMA & OMB Memorandum M-07-16

As verification that we are beneficial owners of common stock in Time Warner, I will forward within a few days a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the 2016 shareholder meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Cathy Rowan, Trinity Health
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's *Recommendations for Food Marketing to Children* stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in *Pediatrics* found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to *Forbes,* Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 24, 2015

Jeffrey L. Bewkes
Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

As I stated in my December 21, 2015 submission of the shareholder resolution titled "Fostering Healthy Nutrition for Children", I send to you now the stock ownership letter from Northern Trust the custodian/record holder for the Sisters of St. Francis of Philadelphia.

The primary filer of this shareholder resolution is Trinity Health. If you require anything further, please don't hesitate to contact me via email at tmccaney@osfphila.org or by phone at 610-558-7764.

Respectfully yours,

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosure

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Northern Trust

50 S LaSalle Street
Chicago IL 60603

December 21, 2015

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 111 shares of Time Warner Inc. These shares have been held continuously for more than one year and will be held through the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

cc: Nora. M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia

NTAC:3NS-20

BOSTON COMMON
ASSET MANAGEMENT

84 State Street, Suite 940 | Boston, MA 02109

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

Boston Common Asset Management, LLC is a global investment manager that specializes in sustainable and responsible global equity strategies. We seek long-term capital appreciation by investing in diversified portfolios of high quality stocks. Boston Common currently manages approximately $1.9 billion as of September 30, 2015, with clients that are shareholders in Time Warner.

We have engaged The Walt Disney Company on nutrition and responsible marketing to children. They have set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

Boston Common Asset Management along with other members of the Interfaith Center on Corporate Responsibility has expressed concerns regarding our Company's responsibility to address its potential public health impact especially given the growing childhood obesity problem in the U.S.

Boston Common Asset Management is the beneficial owner of over $2,000 worth of Time Warner, Inc. Boston Common Asset Management has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership will be sent under separate cover.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Trinity Health is the primary contact for this shareholder proposal and intends to present it in person or by proxy at the next annual meeting of the Company. Boston Common is co-filing this resolution.

We hope that we can find a mutually beneficial way of resolving the issues addressed in our proposal, which would lead us to withdraw the enclosed resolution.

Sincerely,

Lauren Compere

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's *Recommendations for Food Marketing to Children* stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in *Pediatrics* found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to *Forbes,* Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

December 18, 2015

Jeffrey L. Bewkes, Chair of the Board and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

Mercy Investment Services, Inc. (Mercy), the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy, a long-term investor, is currently the beneficial owner of shares of Time Warner Inc.

Shareholders are concerned that, although Time Warner recognizes the impact entertainment has on our culture regarding public health concerns such as childhood obesity and diet-related diseases, the company has not assessed the risk posed by licensing characters for use in promoting unhealthy food products. We request that the Board of Directors issue a report within six months of the 2016 annual meeting addressing these concerns.

Mercy is co-filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Trinity Health is the lead filer and may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company in a way that will find us withdrawing this resolution. Please direct your responses to Cathy Rowan, Trinity Health, at
FISMA & OMB Memorandum M-07-16

Best regards,

Donna Meyer

Donna Meyer, PhD
Director of Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131
713.667.1715 w / 713.299.5018 m
Dmeyer@mercyinvestments.org

Fostering Healthy Nutrition for Children

WHEREAS:

Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's *Recommendations for Food Marketing to Children* stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in *Pediatrics* found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.

According to *Forbes*, Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands… as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED:

Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

BNY MELLON

December 18, 2015

Paul F. Washington
Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Re: Mercy Investment Services Inc.

Dear Mr. Washington,

This letter will certify that as of December 18, 2015 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 42 shares of Time Warner Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Time Warner Inc. and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Nina L. Caruso
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8014
Email: nina.l.caruso@bnymellon.com

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 22, 2015

Paul F. Washington
Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Washington:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 21, 2015, Calvert had over $12 billion in assets under management.

The Calvert U.S. Large Cap Core Responsible Index Fund (formerly the Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the Funds) are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are co-filing the enclosed resolution urging Time Warner, Inc. to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

We understand that Trinity Health is submitting an identical proposal. Calvert recognizes Trinity Health as the lead filer and intends to act as a co-sponsor of the resolution. Trinity Health has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Trinity Health as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague at (301) 951-4815, or contact her via email at reed.montague@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Time Warner Resolution
Fostering Healthy Nutrition for Children

WHEREAS: Over the past three decades, childhood obesity rates in America have tripled, with nearly one in three children overweight or obese. The Centers for Disease Control predicted that one-third of all children born in 2000 or later will develop diabetes during their lives. Many others will face chronic obesity-related health problems like heart disease, high blood pressure, cancer and asthma.

There is increasing consensus among public health experts that food and beverage marketing is a major factor negatively influencing the diets and health of children and youth. Children in the US grow up surrounded by food and beverage marketing, which primarily promotes products with excessive levels of added sugar, salt and fat. Healthy Eating Research's Recommendations for Food Marketing to Children stated: "evidence shows that the marketing of high-calorie and nutrition-poor foods to children and adolescents increases their risk of unhealthy weight gain and contributes to poor diet-related health outcomes."

A study in Pediatrics found that "Branding food packages with licensed characters substantially influences young children's taste preferences and snack selection and does so most strongly for energy-dense, nutrient poor foods. These findings suggest that the use of licensed characters to advertise junk food to children should be restricted." The Institute of Medicine and the White House Task Force to Prevent Childhood Obesity recommended that licensed cartoon characters should be used only to promote healthy food to children.
According to Forbes, Warner Bros. leverages its characters to license their names, images, logos and other representations, both domestically and internationally. These licenses are sold to publishers, retailers, theme parks and manufacturers of consumer goods. Time Warner's 2014 annual report (10-k, p.8) states that Warner Brothers "is focused on maximizing across all of its businesses the value of its portfolio of leading brands and characters. These brands include DC Entertainment's brands... as well as the Looney Tunes and Hanna-Barbera brands." Licensed characters include Warner Brothers' Flintstones (Fruity and Cocoa Pebbles cereals) and Scooby Doo (lollipops and other candies).

In its 2014 Corporate Responsibility Report, Time Warner recognizes "that our entertainment has an impact on culture", but has not assessed the risk posed by licensing characters for use in promoting unhealthy food products.

The Walt Disney Company has set limits on the use of Disney characters in food promotions and by marketing only products that meet the company's nutrition guidelines. Time Warner has an opportunity to assume a similar leadership

position. While Turner's Cartoon Network has nutritional guidelines regarding its licensed characters, this does not extend to all of Time Warner.

RESOLVED: Shareholders request the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2016 annual meeting, assessing the company's policy responses throughout its divisions to public health concerns regarding the use of licensed characters and their possible link to childhood obesity, diet-related diseases, and other impacts on children's health. Such a report could include recommendations to address these concerns.

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 8, 2016

VIA OVERNIGHT MAIL

Paul F. Washington
Corporate Secretary
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Washington:

In follow up to the shareholder proposal submitted by Calvert Investments on December 23, 2015, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert U.S. Large Cap Core Responsible Index Fund (formerly the Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

Please contact Reed Montague at (301) 951-4815, or via email at reed.montague@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet

STATE STREET

Investment Services
P.O. Box 5607
Boston, MA 02110

January 6, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of January 4, 2016 the Calvert Funds listed below held the indicated amount of shares of the stock Time Warner Inc. (Cusip 887317303). Also the funds held the amount of shares indicated continuously since 12/18/2014.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 01/04/2016	Shares Held Since 12/18/2014
D872	Calvert U.S. Large Cap Core Responsible Index Fund	887317303	Time Warner Inc.	32,873	25,474
D888	Calvert VP SRI Large Cap Value Portfolio	887317303	Time Warner Inc.	22,865	19,165
D894	Calvert VP S&P 500 Index Portfolio	887317303	Time Warner Inc.	14,974	14,974
D8A9	Calvert Global Value Fund	887317303	Time Warner Inc.	34,955	31,755
D8B6	Calvert Global Equity Income Fund	887317303	Time Warner Inc.	11,900	5,300

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access